SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer ID (CNPJ/MF) 02.558.118/0001-65
Company Registry (NIRE) 31.300.025.357

MINUTES OF THE EXTRAORDINARY MEETING OF THE
BOARD OF DIRECTORS HELD ON APRIL 3, 2008

1. DATE, TIME AND VENUE: On April 3, 2008, at 4:30 p.m., the Board of Directors of Telemig Celular Participações S.A (“Company”) held an Extraordinary Meeting at Av. Rio Branco, 1, 9th floor, bl. B, in the City and State of Rio de Janeiro.

2. CALL NOTICE AND ATTENDANCE: The meeting was called pursuant to Article 26, sole paragraph, of the Company’s Bylaws and was installed with the attendance of those Board Members whose signatures are attached, there being a quorum in accordance with the Bylaws.

3. PRESIDING BOARD: Felix Pablo Ivorra Cano – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

4. RESOLUTIONS: The attending Board members, except for Mr. Marcelo Santos Barbosa, who abstained from voting, resolved on the following:

4.1. To elect the following Executive Officers, in order to complete term of office and in replacement of Mr. André Mastrobuono who cumulated the positions of Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, removed from his positions on this date in view of the change of the Company’s control, and maintaining Mr. Marcus Roger Meirelles Martins da Costa in the position of Human Resources Officer and Corporate Services Officer:

(i) Mr. Roberto Oliveira de Lima, Brazilian citizen, married, business administrator, identity card 4.455.053 -4, SSP/SP, individual taxpayer’s registry (CPF/MF) 860.196.518 -00, resident and domiciled in the City and State of São Paulo and business address at Av. Roque Petroni Junior 1464, 6th floor, A, Morumbi, in the City and State of São Paulo, for the position of Chief Executive Officer; and

(ii) Mr. Ernesto Daniel Gardelliano, Argentine citizen, married, public accountant, foreigner’s identity card – RNE V432634-P and individual taxpayer’s registry (CPF/MF) 059.895.887 -80, domiciled in the City and State of São Paulo and business address at Av. Roque Petroni Junior 1464, 6th floor, A, Morumbi, in the City and State of São Paulo, for the position of Chief Financial Officer and to perform the function of Investor Relations Officer, pursuant to Article 5 of CVM Rule 309 as of 6/10/1999.

4.2 The Officers résumés are filed at the Company’s headquarters.

4.3. Pursuant to the resolution mentioned above, the current composition of the Company’s Board of Executive Officers is the following: (i) Roberto Oliveira de Lima – Chief Executive Officer; (ii) Ernesto Daniel Gardelliano – Chief Financial Officer and Investor Relations Officer; (iii) Marcus Roger Meirelles Martins da Costa – Human Resources Officer.

     The Executive Officers elected herein declared, for all legal purposes, that they are not impeded from performing the duties involved in the management of the Company; nor have they been convicted of any offence preventing them, even temporarily, from holding public positions; or due to bankruptcy crime, malfeasance, extortion or bribery, graft, embezzlement; or crime against welfare, against the Brazilian financial system, against the antitrust Laws, against the consumer relations, full faith and credit or ownership, being immediately vested in their positions to which they were elected.

5. CLOSURE: There being no further business to discuss, the meeting was brought to a close and these minutes were drawn up, read, approved and signed by all attending Board Members and the Secretary, and filed in the Company’s records.

Signatures: Luis Miguel Gilpérez López (represented by Mr. Felix Pablo Ivorra Cano), João Pedro Amadeu Baptista (represented by Mr. Rui Manuel de Medeiros D’Espiney Patrício); Shakhaf Wine (represented by Mr. Rui Manuel de Medeiros D’Espiney Patrício); Felix Pablo Ivorra Cano; Rui Manuel de Medeiros D’Espiney Patrício; Ignácio Aller Mallo (represented by Mr. Felix Pablo Ivorra Cano), Luiz Kaufmann (represented by Mr. Antonio Gonçalves de Oliveira), José Guimarães Monforte (represented by Mr. Antonio Gonçalves de Oliveira), Antonio Gonçalves de Oliveira, Marcelo Santos Barbosa – Board Members. Felix Pablo Ivorra Cano – Chairman of the Board and Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify this is a copy of the minutes drawn up in the Company’s records.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS 45.479

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.